UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
THE COCA-COLA COMPANY 401(k) PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

THE COCA-COLA COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

To The Coca-Cola Company
Benefits Committee
The Coca-Cola Company
Atlanta, Georgia
Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ BANKS, FINLEY, WHITE & CO.
College Park, Georgia
June 28, 2012

THE COCA-COLA COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments (Notes 3 and 4):
Investments in Master Trust, at fair value	$3,777,848,293	$1,543,738,610
Common stock of The Coca-Cola Company	—	958,106,740
Mutual funds	—	308,309,056
Total investments	3,777,848,293	2,810,154,406
Receivables:
Notes Receivable from Participants	132,799,802	113,437,001
Participant contributions	—	2,054,302
Employer contributions	870,428	739,752
Accrued interest	—	125,593
Total receivables	133,670,230	116,356,648
Cash	—	585,290,665
Net assets reflecting all investments at fair value	3,911,518,523	3,511,801,719
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,227,767)	(11,700,693)
Net assets available for benefits	$3,898,290,756	$3,500,101,026
Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income from The Coca-Cola Company Master Trust for 401(k) Plans	$359,186,562
Interest income from notes receivable from Participants	4,609,676
Participant contributions	194,205,984
Participant rollover contributions	9,640,428
Employer contributions	88,697,651
Total additions	656,340,301
Deductions from net assets attributed to:
Distributions to Participants	(250,188,344)
Administrative expenses	(1,686,302)
Total deductions	(251,874,646)
Net increase in net assets before transfers	404,465,655
Transfers to other plans (Note 1)	(6,275,925)
Net increase in net assets available for benefits	398,189,730
Net assets available for benefits:
Beginning of year	3,500,101,026
End of year	$3,898,290,756
Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011
Note 1 – Description of Plan
Effective January 1, 2012, The Coca-Cola Company Thrift & Investment Plan was renamed The Coca-Cola Company 401(k) Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan was originally adopted effective July 1, 1960 and was amended and restated effective January 1, 2012. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan after completing 30 consecutive days of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Transfers to Other Plans
Effective January 1, 2012, the following amounts were transferred from the Plan to the related plans below:

Name of Plan	Investments and Cash	Participant Loans	Total Assets
The Coca-Cola Company 401(k) Plan for Portland	$1,281,518	$69,260	$1,350,778
The Coca-Cola Refreshments 401(k) Plan for Ontario	4,416,189	508,958	4,925,147
	$5,697,707	$578,218	$6,275,925
Administration
The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. Bank of America, N.A. was the Trustee of the Plan through December 31, 2011. Effective January 1, 2012, the Plan was renamed The Coca-Cola Company 401(k) Plan and certain provisions of the Plan were amended. The Plan Administrator appointed Mercer Trust Company (the “Trustee”) to replace Bank of America as trustee effective January 1, 2012.
Contributions
The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company making a matching contribution during 2012 equal to 100% of the first 1% of compensation and 50% of the next 5% of compensation, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). All Company contributions are initially invested in common stock of The Coca-Cola Company. Participants may redirect all or any of these Company contributions into other investment options in the Plan.
In 2012, participants were able to contribute to the Plan with pre-tax dollars only. Pre-tax contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. Pre-tax contributions are limited in total to 50% of compensation, subject to certain limitations. For 2012, the maximum pre-tax annual contribution amount under the Code was $17,000. The Plan has an automatic contribution election of 3% of eligible compensation unless the Participant elects otherwise. Participants were able to make after-tax contributions to the Plan prior to January 1, 2012. No additional after-tax contributions were permitted after this date. Participants are allowed to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.
Participants who are age 50 or older by the end of the year may make additional catch-up contributions with pre-tax dollars provided certain Plan or Internal Revenue Service limits have been met. For 2012, the maximum catch-up contribution amount was $5,500.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 1 – Description of Plan (Continued)
All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies.
Vesting
Participants are immediately vested in their salary deferral contributions and related earnings, while Company contributions and related earnings are vested after two years of service.
Forfeited Accounts
Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $650,000 and $144,000 as of December 31, 2012 and 2011, respectively.
The Plan used approximately $1,417,000 of forfeitures to reduce employer contributions and approximately $395,000 to pay administrative expenses during 2012.
Valuation of Participant Accounts
Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.
Notes Receivable from Participants
Participants may borrow from their account balances subject to certain limitations. Participant loans may be funded from a combination of all vested account balances. The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate as published in The Wall Street Journal on the first business day of the month in which the loan is requested.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.
Employee Stock Ownership Plan
The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $2,059,215 during 2012.
Payment of Benefits
Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from after-tax and rollover account balances, or after attaining age 59½ from all vested account balances, and hardship withdrawals from certain vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”).

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 1 – Description of Plan (Continued)
Plan Termination
The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan. The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by the Committee by resolution.
In the event of the Plan's termination, if no successor plan is established or maintained, lump-sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan's termination or as thereafter amended. To the extent any Trust assets represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Company. The Plan Administrator's authority shall continue beyond the Plan's termination date until all Trust assets have been liquidated and distributed.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820). See Notes 3 and 4 for fair value measurements.
Notes Receivable from Participants
Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.
Investment Transactions and Income
Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. Brokerage commissions on purchases and sales of common stock are considered transaction costs and are recorded as an increase to the cost basis of shares purchased and/or reduction of proceeds on a sale of shares. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.
Payment of Benefits
Distributions to participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.
Reclassifications
Certain amounts have been reclassified in the prior year financial statements to conform to the current year presentation.
Administrative expenses
Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 3 – Investments
Fair Value Measurements
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 —    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 —    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2011 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock (A)	$958,106,740	$—	$—	$958,106,740
Mutual funds (B)	308,309,056	—	—	308,309,056
	$1,266,415,796	$—	$—	$1,266,415,796
(A) The investment in common stock of The Coca-Cola Company is valued at the closing price per share on the New York Stock Exchange and is classified as Level 1.
(B) The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds. These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and are actively traded. These investments are classified as Level 1.
The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.
Effective January 1, 2012, the above investments were transferred to The Coca-Cola Company Master Trust for 401(k) Plans. The Master Trust held all of the Plan's investments as of December 31, 2012 (See Note 4).
Concentration
The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2012 and 2011 was as follows:

	2012	2011
Common stock of The Coca-Cola Company *	$—	$958,106,740
Plan interest in The Coca-Cola Company Master Trust for 401(k) Plans	$3,777,848,293	$1,543,738,610

*	The common stock of The Coca-Cola Company was transferred into The Coca-Cola Company Master Trust for 401(k) Plans.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 3 – Investments (Continued)
Transactions with Parties-in-Interest
During the year ended December 31, 2012, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Transfer to The Coca-Cola Company Master Trust for 401(k) Plans	14,195,663	$958,106,740
The Plan held the following investments in common stock of The Coca-Cola Company (excluding amounts held in the Master Trust):

	Shares	Fair Value
December 31, 2011	14,195,663	$958,106,740
Note 4 – The Coca-Cola Company Master Trust for 401(k) Plans
Effective January 1, 2012, the Plan began participation in The Coca-Cola Company Master Trust for 401(k) Plans (the “ Master Trust”), with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by Mercer Trust Company (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Master Trust holds investments in common stock, mutual funds, common trust funds and fully benefit-responsive investment contracts.
On December 31, 2012, the Plan’s investments in the Master Trust were approximately $3.8 billion. The Plan’s interest in the net assets of the Master Trust was approximately 97.6% at December 31, 2012. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.
The following table summarizes the net assets of the Master Trust as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Common trust funds	$1,615,433	$1,117,398
Mutual funds	817,961	204,415
Common stock	1,084,836	22,470
Self-directed brokerage accounts	—	19,269
Stable Value Fund at fair value	352,467	259,740
Investments at fair value	3,870,697	1,623,292
Liability for expenses incurred	—	(346)
Stable Value Fund book valuation adjustment	(13,973)	(12,812)
Master Trust net assets	$3,856,724	$1,610,134

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 4 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)
The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
SSgA S&P 500 Index Fund	$364,214	$178,370
Common stock of The Coca-Cola Company	1,084,836	*
Invesco Stable Value Fund	352,529	259,740
JPMorgan SmartRetirement 2015 Fund	*	82,056
JPMorgan SmartRetirement 2020 Fund	220,408	173,720
JPMorgan SmartRetirement 2025 Fund	233,181	180,431
JPMorgan SmartRetirement 2030 Fund	216,278	165,392
JPMorgan SmartRetirement 2035 Fund	*	102,214
JPMorgan SmartRetirement 2040 Fund	*	90,040

*	investment not over 5% in the respective year
The net investment income of the Master Trust for the year ended December 31, 2012 is as follows (in thousands):

Investment income:
Net appreciation in fair value of investments:
Mutual funds	$62,307
Common stock of The Coca-Cola Company	31,920
Self-directed brokerage accounts	957
Common trust funds	206,863
302,047
Interest and dividends	66,924
Net investment income	$368,971

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 4 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)
The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2012, are as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Common trust funds (A)	$—	$364,214	$364,214
Mutual funds (B)	524,108	—	524,108
Common stock (C)	1,084,836	—	1,084,836
International equity securities:
Mutual funds (B)	163,391	—	163,391
Fixed income securities:
Common trust funds (A)	—	121,296	121,296
Mutual funds (B)	108,398	—	108,398
Money market funds:
Mutual funds (B)	22,064	—	22,064
Other:
Stable Value Fund (D)	—	352,467	352,467
Retirement date funds (E)	—	1,129,923	1,129,923
	$1,902,797	$1,967,900	$3,870,697

(A)
The underlying investments held in the common trust funds are actively managed fixed income and equity investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)
Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned as of the measurement date.

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 4 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)
The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2011, are as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Common trust funds (A)	$—	$178,370	$178,370
Mutual funds (B)	159,972	—	159,972
Common stock (C)	22,470	—	22,470
International equity securities:
Mutual funds(B)	44,442	—	44,442
Fixed income securities:
Common trust funds (A)	—	57,779	57,779
Other:
Stable Value Fund (D)	—	259,740	259,740
Retirement date funds (E)		881,250	881,250
Self-directed brokerage account investments (F)	19,269	—	19,269
	$246,153	$1,377,139	$1,623,292

(A)
The underlying investments held in the common trust funds are actively managed fixed income and equity investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)
Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned as of the measurement date.

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)
Investments in self-directed brokerage accounts consist primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund. The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

During 2012 and 2011 there were no Level 3 investments.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 4 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)
Invesco Stable Value Fund
The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statements of Net Assets Available for Benefits.
In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common trust funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.
An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.
The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates;

•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•	The investment returns generated by the fixed income investments that back the wrapper contract; and

•	The duration of the underlying investments backing the wrapper contract.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”
If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.
At December 31, 2012, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.1% and 1.4% for the years ended December 31, 2012 and 2011, respectively. The interest crediting rate was approximately 2.3% and 2.8% as of December 31, 2012 and 2011, respectively. Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 4 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)
The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2012 and 2011 are as follows:

	2012	2011
Fair value of the underlying assets of the wrapper contracts (in thousands):
Short-term investment fund	$15,273	$12,395
Pooled Separate Accounts	—	45,264
Common trust funds	337,194	202,081
Fair value of the wrapper contracts	352,467	259,740
Adjustment from fair value to contract value	(13,973)	(12,812)
Contract value	$338,494	$246,928
Transactions with Parties-in-Interest
During the year ended December 31, 2012, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	3,184	$157,190
Sales	1,454	$82,686
In-kind distributions	605	$31,800
In-kind receipts	13,694	$958,200
Two-for-one stock split	14,786	N/A
Dividends received	N/A	$29,543
The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2012 and 2011 (in thousands):

	Shares	Fair Value
December 31, 2012	29,926	$1,084,836
December 31, 2011	321	$22,470
Note 5 – Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE COCA-COLA COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note 6 – Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
Note 7 – Subsequent Events
Plan management has evaluated material events and transactions that have occurred after December 31, 2012 and concluded that no subsequent events have occurred through June 28, 2013, the date the financial statements were issued, that require adjustment to or disclosure in these financial statements.
Note 8 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$3,898,290,756	$3,500,101,026
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,227,767	11,700,693
Net assets available for benefits per Form 5500	$3,911,518,523	$3,511,801,719
The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2012:

Investment income from the Master Trust per the financial statements	$359,186,562
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	13,227,767
Prior year	(11,700,693)
Less: Administrative expenses reported at Master Trust level	(1,686,302)
Investment income from Master Trust per Form 5500	$359,027,334

THE COCA-COLA COMPANY 401(k) PLAN
EIN: 58-0628465 PN: 002
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	PARTICIPANT LOANS:
*	Participants	Loans with interest rates ranging from 3.25% to 10.5%. Maturities through 2027.	$132,799,802
	TOTAL ASSETS (HELD AT END OF YEAR)		$132,799,802
* Parties-in-interest
Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY 401(k) PLAN (Name of Plan)

/s/ SUSAN M. FLEMING
Date:	June 28, 2013	Susan M. Fleming Chairperson, The Coca-Cola Company Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm